Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	Email: djs@slgseclaw.com
San Diego, California 92101	Web: www.slgseclaw.com

March 10, 2014

Matthew Crispino
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:          Mirror Me, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 20, 2014
File No. 333-193101

Dear Mr. Crispino,

This correspondence is in response to your letter dated March 5, 2014 in reference to our filing of the Amendment No. 2 to Registration Statement on Form S-1 filed on February 20, 2014 on behalf of Mirror Me, Inc. (the “Company”), your file number 333-193101.

We have keyed our responses to your comment items in their original numeric order.

Cover Page

1.
We note your response to prior comment 1 and continue to believe that you are a shell company as defined in Rule 405. We note that you have minimal assets excluding cash, no revenues to date and appear to have only nominal operations. In this regard, we note that significant steps remain to commence the operations of your business and to launch your mobile application. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Alternatively, advise why you believe your company has more than nominal operations.

Response:                      The Company does not belive they should be considered a shell company. Although Rule 144(i)(1) defines a shell company as a Company that has no or nominal operations; and either (1) no or nominal assets; (2) assets consisting solely of cash and cash equivalents; or (3) assets consisting of any amount of cash and cash equivalents and nominal other assets, we respectfully suggest, as described in further detail below, that such definition was not intended to include an early stage company.

Mirror Me, Inc.
March 10, 2014

Nominal Operations

The definition of a shell company under Rule 144 (i)(1) does not include a development stage company engaged in an actual business.  Further, Footnote 172 to SEC Release No. 33-8869 (the release accompanying the final amendments to Rule 144) provides that the amendments, which among other things were intended to exclude the availability of Rule 144 to securities of a shell company, were not intended to capture a “start-up company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company.” Footnote 172 also provided that the exclusion of a “start-up company” in the definition of a shell company is based on the belief that “such a company does not meet the condition of having “no or nominal operations.”  Such footnote was intended to address certain concerns brought forth by several commenters to Release No. 33-8869 (defining a “shell company”) who indicated that the definition of a shell company set forth above would capture virtually every company during its start-up phase and therefore too broad.

According to Merriam-Webster.com the definition of “start-up” is a new business. According to BusinessDictionary.com the definition of “start-up” is early stage in the life cycle of an enterprise where the entrepreneur moves from the idea stage to securing financing, laying down the basis structure of the business, and initiating operations or trading.

Pursuant to the above, the Company respectfully submits that it should not be deemed to be a company with “no or nominal operation” but should be deemed to be a development stage company that has actual operations.

In support of such argument, please note that the Company was formed in October 24, 2013 and since inception, the principal and sole employee of the Company has dedicated a significant amount of time and funds to support the operations of the Company.  The Company acknowledges they are a start-up company with minimal operations; however; (i) the Company has a business, which with the principal’s investment and with the services of a website and mobile app developer, has begun developing its website and mobile app, (ii) the Company has filed a trademark for their corporate logo on December 27, 2013, (iii) the Company has an employee, who is overseeing the Company’s website and app development, and the Company is in the process of setting up payroll, and (iv) the Company is in the process of signing up with Google’s AdSense program to allow the Company to begin generating revenues by allowing google to post advertisements. The placement of ads will allow the Company to generate at least some sort of revenues until the company is able to generate adequate revenue to maintain its business through in App advertising and sale of its App through the Apple store or other marketplaces. And, while the Company is at a standstill in raising additional capital during this registration, they are drawing on the credit facility made available to the Company by it’s sole officer, director and employee, and are still proceeding with their original business plan.

In connection with the response to your comments, Mirror Me, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mirror Me, Inc.
March 10, 2014

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact myself or Jennifer Trowbridge at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP